January 9, 2018

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Amplify ETF Trust File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2017 for the purpose of registering shares of the Amplify Blockchain Leaders ETF (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On January 5, 2018, you provided comments via telephone regarding the Registration Statement and the Fund’s response letter dated December 29, 2017 that was prepared in connection with comments given by the Commission. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

1.	Please confirm that the Fund will not invest in cryptocurrencies or derivatives on cryptocurrencies prior to filing with the Commission an amendment to the Registration Statement pursuant to Rule 485(A) of the Securities Act of 1933.

Response: Pursuant to the Commission’s request, the Fund confirms it will not invest in cryptocurrencies or derivatives on cryptocurrencies prior to filing an amendment to the Registration Statement pursuant to Rule 485(A) of the Securities Act of 1933.

Fee Table

Principal Investment Strategies

2.	Prior to the Registration Statement becoming effective, please file with the Commission a completed fees and expenses table.

Response: In accordance with the Commission’s request, a completed fee table is provided hereto on Exhibit A.

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.90%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.90%
Fee Waiver(2)	0.20%
Total Annual Fund Operating Expenses After Fee Waiver	0.70%

(1)	Other Expenses are estimated based on the expenses the Fund expects to incur for the current fiscal year.
(2)	Pursuant to a contractual agreement, the Fund’s investment adviser has agreed to waive management fees of 0.20% of average daily net assets until January 16, 2019. This waiver agreement may be terminated by action of the Trust's Board of Trustees at any time upon 60 days’ written notice by the Trust, on behalf of the Fund, or by the Fund’s investment advisor only after January 16, 2019.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$72	$267